# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gitlab Inc., CIK 0001653482
CUSIP: 37637K108
Title of class of securities: Class A Common Stock, par value $0.0000025
Address of issuer's principal executive offices: 268 BUSH STREET, #350, SAN FRANCISCO, California (CA), 94104
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001653482-22-000011
Filed by CIK 0001886022

## Reporting persons
- Sytse Sijbrandij: type of reporting person: individual (IN); citizenship or place of organization: Netherlands (P7); sole voting power 1,500,000; shared voting power 16,169,743; sole dispositive power 1,500,000; shared dispositive power 16,169,743; aggregate amount beneficially owned 17,669,743 (10.7% of the class)
  Comment: The total reported in Row 9 consists of: (i) 1,500,000 stock options exercisable for an equal number of shares of the Issuer's Class B Common Stock, which Mr. Sijbrandij is capable of acquiring within 60 days of September 30, 2025, and which are directly held by Mr. Sijbrandij; (ii) 15,942,472 shares of the Issuer's Class B Common Stock directly beneficially owned by the Sytse Sijbrandij Revocable Trust dated February 21, 2019 (the "Trust"), of which Mr. Sijbrandij is the trustee; and (iii) 227,271 shares of the Issuer's Class A Common Stock directly beneficially owned by Sijbrandij Foundation LLC (the "Foundation"), a non profit public benefit corporation of which Mr. Sijbrandij and his wife serve on the board of directors.
  
  The percentage in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 147,900,000 shares of the Issuer's Class A Common Stock outstanding as of August 20, 2025, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2025, filed on Form 10-Q with the U.S. Securities and Exchange Commission (the "SEC") on September 4, 2025.
- Sytse Sijbrandij Revocable Trust Dated February 21, 2019: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 15,942,472; sole dispositive power 0; shared dispositive power 15,942,472; aggregate amount beneficially owned 15,942,472 (9.6% of the class)
  Comment: The total reported in Row 9 consists of 15,942,472 shares of the Issuer's Class B Common Stock directly beneficially owned by the Trust.
  
  The percentage in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 147,900,000 shares of the Issuer's Class A Common Stock outstanding as of August 20, 2025, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2025, filed on Form 10-Q with the SEC on September 4, 2025.
- Sijbrandij Foundation LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 227,271; sole dispositive power 0; shared dispositive power 227,271; aggregate amount beneficially owned 227,271 (0.1% of the class)
  Comment: The total reported in Row 9 consists of 227,271 shares of the Issuer's Class A Common Stock directly beneficially owned by the Foundation.
  
  The percentage in Row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 147,900,000 shares of the Issuer's Class A Common Stock outstanding as of August 20, 2025, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2025, filed on Form 10-Q with the SEC on September 4, 2025.

## Item 1. Issuer
Name of issuer: Gitlab Inc.
Address of issuer's principal executive offices: 268 BUSH STREET, #350, SAN FRANCISCO, CA, 94104.

## Item 2. Person Filing
Name of person filing:
Sytse Sijbrandij (the "Mr. Sijbrandij")
Sytse Sijbrandij Revocable Trust Dated February 21, 2019 (the "Trust")
Sijbrandij Foundation LLC (the "Foundation" and, together with Mr. Sijbrandij and the Trust, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of the principal business office of Mr. Sijbrandij is:
268 Bush Street, #350
San Francisco, CA 94104

The address of the principal business office of the Trust and the Foundation is:
P.O. Box 7775, PMB #29439
San Francisco, CA 94120
Citizenship:
Mr. Sijbrandij is a citizen of The Netherlands
The situs of the Trust is the state of California, U.S.A.
The Foundation is organized in the state of Delaware, U.S.A.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of September 30, 2025, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 17,669,743 shares of the Issuer's Class A Common Stock.

As of September 30, 2025, Mr. Sijbrandij was the direct beneficial owner of 1,500,000 of the securities described in the preceding paragraph, which consist of an aggregate 1,500,000 stock options (the "Options"), which were either vested as of, or capable of vesting within 60 days following, September 30, 2025, or otherwise capable of being exercised for shares pursuant to an early exercise provision of the relevant stock option award agreement with the Issuer. The Options are exercisable for an equal number of shares of the Issuer's Class B Common Stock and thereupon convertible on a one-for-one basis into Class A Common Stock.

As of September 30, 2025, the Trust was the direct beneficial owner of 15,942,472 of the securities described in the second paragraph of this Item 4(a), which securities consist of 15,942,472 shares of the Issuer's Class B Common Stock directly held by the Trust, and which are convertible into an equal number of shares of the Issuer's Class A Common Stock. Mr. Sijbrandij is the sole trustee of the Trust. As such, Mr. Sijbrandij may be deemed to have indirect beneficial ownership of the securities directly beneficially owned by the Trust.

As of September 30, 2025, the Foundation was the direct beneficial owner of 227,271 of the securities described in the second paragraph of this Item 4(a), which securities consist of 227,271 shares of the Issuer's Class A Common Stock directly held by the Foundation. Mr. Sijbrandij and his wife serve as members of the Foundation's board of directors and therefore may be deemed to exercise voting and investment discretion over securities directly beneficially owned by the Foundation.
Percent of class:
As of September 30, 2025, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 10.7% of the Issuer's outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 0.9%, directly to Mr. Sijbrandij; (ii) 9.6%, directly to the Trust and indirectly to Mr. Sijbrandij as its trustee; and (iii) 0.1% directly to the Foundation and indirectly to Mr. Sijbrandij.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 147,900,000 shares of the Issuer's Class A Common Stock outstanding as of August 20, 2025, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2025, filed on Form 10-Q with the SEC on September 4, 2025.
Sole power to vote or to direct the vote:
Mr. Sijbrandij 1,500,000
Trust 0
Foundation 0
Shared power to vote or to direct the vote:
Mr. Sijbrandij 16,169,743
Trust 15,942,472
Foundation 227,271
Sole power to dispose or to direct the disposition:
Mr. Sijbrandij 1,500,000
Trust 0
Foundation 0
Shared power to dispose or to direct the disposition:
Mr. Sijbrandij 16,169,743
Trust 15,942,472
Foundation 227,271

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Sytse Sijbrandij: /s/ Sytse Sijbrandij, Sytse Sijbrandij (11/07/2025)
- Sytse Sijbrandij Revocable Trust Dated February 21, 2019: /s/ Sytse Sijbrandij, Sytse Sijbrandij/ Trustee (11/07/2025)
- Sijbrandij Foundation LLC: /s/ Sytse Sijbrandij, Sytse Sijbrandij/President (11/07/2025)